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March 3, 2005		Writer’s Direct Contact 949.251.7155 BParris@mofo.com

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attn: Filing Desk

Re:	The Clorox Company (NYSE: CLX)
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of The Clorox Company, a Delaware corporation (the “Company”), we hereby submit for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4 (the “Registration Statement”) for the exchange of the Company’s:

•	floating rate senior notes due December 2007 registered under the Securities Act, for any and all outstanding floating rate senior notes due December 2007 issued on December 3, 2004;

•	4.20% senior notes due January 2010 registered under the Securities Act, for any and all outstanding 4.20% senior notes due January 2010 issued on December 3, 2004; and

•	5.00% senior notes due January 2015 registered under the Securities Act, for any and all outstanding 5.00% senior notes due January 2015 issued on December 3, 2004.

This filing is being effected by electronic transmission to the Commission’s EDGAR system. Please note that the Company has wired a filing fee of $194,205.00 to the account of the Commission.

Please be advised that in connection with filing the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (filed with the Commission on February 9, 2005), the Company requested confidential treatment on Exhibit 10 filed therewith (the Amended and Restated Joint Venture Agreement dated as of January 31, 2003

Securities and Exchange Commission

March 3, 2005

Page Two

between The Glad Products Company and certain affiliates and The Procter & Gamble Company and certain affiliates).

Please also be advised that the Company requests that the Commission permit the Company’s request for acceleration of the effective date of the Registration Statement be made orally or by facsimile in accordance with Rule 461(a) under the Securities Act.

Please call the undersigned at 949.251.7155 with any questions or comments.

Very truly yours,

/s/ BRANDON C. PARRIS
Brandon C. Parris

cc:	Laura Stein, Esq.